UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: October 17, 2007                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                         NEWS RELEASE - OCTOBER 17, 2007

  IMA FILES REPLY IN APPLICATION TO SUPREME COURT OF CANADA ON NAVIDAD JUDGMENT

IMA EXPLORATION INC. (IMR - TSX.V, IMR - AMEX) filed its reply to Aquiline's Response to IMA's application for Leave to Appeal to the Supreme Court of Canada on October 15, 2007. IMA's reply is reproduced below and will be posted on the Company's web site (www.imaexploration.com) and filed with SEDAR.

The Supreme Court of Canada will review the submissions of IMA and Minera Aquiline Argentina S.A. The Court's decision as to whether they will grant leave to hear IMA's appeal is expected in the first quarter of 2008.

Final Reply (for a complete copy visit www.imaexploration.com)

IMA Exploration Inc.(Applicants)  and Aquiline Resources (Respondent)

1. In its argument the Respondent avoids the central legal and factual issues presented by this case. In doing so, the Respondent demonstrates why this case raises issues of public importance warranting the attention of this Court.

WHAT IS THE JURIDICAL BASIS OF THE ACTION: PROPERTY RIGHTS OR DETRIMENT TO THE PERSON CONFIDING INFORMATION?

2. First, the Respondent's case--at trial, on appeal, and before this Court--is driven by a fundamentally flawed legal theory: that actions for breach of confidence are based on property rights. As contended by the Respondent, the law of breach of confidence protects the "owner's" right to exploit its "property": the confidential information. Based on this theory, the Respondent contends that the remedy for breach of confidence must necessarily be disgorgement of any property acquired by the defendant arising from the misuse of the "owner's property". This is so, in the Respondent's view, whether the action is based on equitable or contractual grounds.

3. The Respondent is wrong and its theory hobbles the court when it comes to remedy. An action for breach of confidence is properly based on a defendant's breach of an obligation of confidence that causes detriment to the person confiding the information. The remedy for breaching an obligation of confidence must therefore be driven by the need to compensate for the detriment actually suffered by the person to whom the obligation of confidence was owed by the defendant. The courts may then calibrate the remedy based on the severity of the breach and the nature of the detriment suffered.


4. In this litigation, however, the British Columbia courts adopted the Respondent's property rights theory and, accordingly, granted a draconian remedy. Significantly, the Respondent makes no effort to support the reasoning adopted by the British Columbia courts in this case by reference to any controlling authority. Instead, the Respondent asserts like a mantra that it was the "owner" of the confidential information in issue in this case, and therefore that the remedy imposed by the British Columbia courts was just. 5.

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NEWS RELEASE                                                    OCTOBER 17, 2007
IMA EXPLORATION INC.                                                      PAGE 2
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5.       In some cases the  difference  between  these two  approaches  (and the difference between the courts of British Columbia and Ontario identified in the Applicants' Memorandum of Argument) would not make any difference to the outcome of the action. But in this case the difference is all important. This is so because: (i) the confider of the confidential information (Newmont) suffered no detriment from IMA's use of it; and (ii) the person who claimed to have suffered detriment from IMA's acts (Aquiline) never confided the information. In the result, a stranger to the confidential relationship was awarded IMA's discovery (Navidad) by way of a constructive trust.

6.       Because  breach  of  confidence  actions  are  properly  based  on  the relationship of confidence between confider and confidee, the focus of the analysis in the courts below should have been on Newmont's relationship with IMA and any detriment suffered directly or indirectly by Newmont as a result of IMA's use of the data. But the courts below ignored the Newmont/IMA relationship. Instead, the courts considered only the interests of the entity (Aquiline) that claims to have suffered detriment after it acquired ownership of the information that Newmont gave IMA.

7. Contrary to the Respondent's assertion that the trial judgment (and hence the Court of Appeal's judgment) "lacks precision" about the identity of the parties, these judgments are quite precise. The problem with the judgments is that in determining the case the lower courts assessed neither the relationship between Newmont and IMA, nor Newmont's lack of detriment. Instead, the courts below fixed on Aquiline's desire, after it came on the scene, to use the information that Newmont gave IMA to locate Navidad.

8. The trial judgment makes this clear from the outset. In paragraph 3 of her reasons, the trial judge says: "the plaintiff obtained ownership of the data used by IMA to make the discovery [Navidad] as a result of being the successful purchaser of Calcatreu."(1) Of course Aquiline--not the Respondent Minera--was the purchaser. Minera did not purchase itself. Thus the courts below incorrectly focussed on Aquiline rather than on the Newmont/IMA relationship and whether Newmont suffered any detriment from IMA's acts.

THE APPLICANTS' ISSUES WERE CENTRAL TO ITS CASE IN THE COURTS BELOW

9. This leads to the Respondent's second fallacious point: that the issues raised on this leave application are newly raised in this Court. On the contrary, the focus of the Applicants' case at trial and on appeal was the relationship between Newmont and IMA and the fact that Newmont never wanted to stake Navidad and thus suffered no detriment from IMA's acts. The problem, once again, is that the courts below did not regard this relationship, or Newmont's lack of detriment, relevant to the outcome of the action.

IMA DID DISCOVER NAVIDAD

10. The Respondent's third fallacious point is that the relationship between Newmont and IMA did not matter because IMA acted dishonestly by claiming that it discovered Navidad. First, IMA did discover Navidad. True, IMA was helped in knowing where to look because it had seen the BLEG A data Newmont had given it. But this does not alter the fact that IMA was the first to look for and find the silver resource at Navidad. Second, the Respondent's allegation of dishonesty, even if true, is irrelevant to the Newmont/IMA relationship because Newmont (and accordingly Minera when it was owned by Newmont) was never going to stake Navidad--a point not in dispute.

THE CONTRACT WAS CONSTRUED CONTRARY TO THE INTENTIONS OF THE PARTIES TO IT

11. Finally, the Respondent's property rights analysis infuses its argument on the contract point. The Respondent treats the purpose of the confidentiality agreement in this case--and by extension all such contracts--as being only to protect the confider's property rights in the information that is subject to the contract. Accordingly, the Respondent's argument requires that confidentiality contracts not be interpreted (as all other contracts are) by reference to the parties' mutual intentions at the time the agreement was made. Rather, the Respondent's argument depends on these contracts being interpreted only by reference to general equitable principles governing confidential information, as if the information were property.

__________________________________

(1) See, e.g., paragraph 24 of the British Columbia Court of Appeal's reasons to the same effect.


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NEWS RELEASE                                                    OCTOBER 17, 2007
IMA EXPLORATION INC.                                                      PAGE 3
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12.      The courts below adopted the  Respondent's  approach.  In doing so they ignored the fact that, at the time the contract was made, neither Newmont nor IMA was interested in preventing IMA from staking the Navidad area based on any information IMA might obtain from Newmont. The only person who claims that the contract has this effect is the subsequent purchaser of the Respondent, Aquiline.

13. Thus, the courts below gave to the contract as a matter of law a meaning contrary to that which the parties to the contract reasonably intended at the time the contract was made. This is why the correct interpretation of contracts of this type is a matter of public importance.

THE STEVENS AFFIDAVIT AVOIDS THE ISSUE OF NATIONAL IMPORTANCE

14. It is telling that the Stevens affidavit filed by the Respondent does not state that the issue of how these contracts are to be interpreted is unimportant to the mining and resource industry--and thus leaves the point of the Brown affidavit filed by the Applicant uncontradicted. Indeed, the
Respondent overlooks the fact that Brown's company, Canaccord Capital Inc., financed both parties to this litigation and that Brown has no stake in the outcome of this case.

CONCLUSIONS

15. All of the foregoing serves to highlight the inequitable and draconian nature of the remedy that was granted in this litigation. Putting the case against the Applicant at its highest, the Applicant used information conveyed to it in confidence to locate a property that the person who conveyed the information never wanted to acquire. Yet, in this case, a stranger to that relationship--a person who by happenstance subsequently acquired ownership of the information--was awarded the property.

16. The remedy granted in this case would not have been available to the person who conveyed the information to the Applicant, but it was given to a stranger to the confidential relationship. This is wrong in law and is manifestly unjust. The fact the remedy was given in the circumstances of this case raises important issues in the law pertaining to equitable and contractual breaches of confidence warranting consideration by this Court.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

                                                                            2007



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